07007067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED JUL 30 2007 Wash., DC

SEC FILE NUMBER
8-19273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2006 (MM/DD/YY) AND ENDING May 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever, Glass & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick J. Stoever 212-952-1910
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 08 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever, Glass & Co., Inc., as of May 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2007

CONTENTS

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Stoever, Glass & Co., Inc.
30 Wall Street
New York, NY 10005

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. as of May 31, 2007 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2007 and for the year then ended, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
July 25, 2007

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2007

ASSETS

Cash	$ 297,524
Cash segregated under federal and other regulations	1,000
Receivable from brokers and dealers	1,294,478
Receivable from customers	1,067,921
Securities owned, at market value	13,638,231
Accrued interest receivable	202,436
Prepaid and recoverable income taxes	46,815
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $357,777	31,441
Deferred tax asset	143,407
Other assets	129,506
Total assets	$ 16,852,759

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Collateral loans payable	$ 9,600,000
Payable to brokers and dealers	430,377
Securities sold, not yet purchased, at market value	905,837
Payable to customers	134,340
Loan payable to stockholder	1,000,000
Other liabilities and accrued expenses	631,894
	12,702,448
Subordinated borrowings	400,000
Commitments and contingencies	
Stockholders' equity	
Common stock - $10 par value	
Authorized: 1,000 shares	
Issued and outstanding: 500 shares	5,000
Additional paid-in capital	139,678
Retained earnings	3,820,813
	3,965,491
Less: Treasury stock, at cost, 50 shares	(215,180)
Total stockholders' equity	3,750,311
Total liabilities and stockholders' equity	$16,852,759

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Stoever, Glass & Co., Inc. (the "Company") operates mainly as a bond broker-dealer serving individual and institutional customers throughout the United States.

Revenue Recognition

Securities transactions are recorded on a settlement date basis. There is no material difference between the trade date and settlement date.

Securities Owned

Securities owned are reflected at market value. The resulting difference between cost and market is included in income.

Depreciation and Amortization

Depreciation is provided for on a straight-line basis to a maximum of five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the improvement, whichever is less.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115*, ("SFAS 159"). SFAS 159 permits fair value accounting to be irrevocably elected for certain financial assets and liabilities at the time of acquisition on an individual contract basis or at a remeasurement event-date. Upon adoption of SFAS 159, fair value accounting may also be elected for existing financial assets and liabilities. For those instruments for which fair value accounting is elected, changes in fair value will be recognized in earnings and fees and costs associated with origination or acquisition will be recognized as incurred rather than deferred. For the Company, SFAS 159 is effective June 1, 2008 with early adoption permitted. The Company has not yet determined the financial impact, if any, upon adoption.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a framework for measuring fair value and enhances disclosures about instruments carried at fair value. The framework focuses on an exit price in the principal (or, alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants. SFAS 157 establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices for identical assets or liabilities in an active market and the Level 3 representing estimated values based on unobservable inputs. SFAS 157 also precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value. SFAS 157 requires costs related to

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

acquiring financial instruments carried at fair value to be included in earnings and not capitalized as part of the basis of the instrument. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value.

SFAS 157 is effective for the Company's fiscal year ending May 31, 2009 with earlier application permitted. SFAS 157 must be applied prospectively, except that the difference between the carrying amount and fair value of a financial instrument that was traded in an active market that was measured at fair value using a block discount is to be applied as a cumulative-effect adjustment to opening retained earnings on the effective adoption date.

The Company intends to adopt SFAS 157 effective June 1, 2008, and the financial impact, if any, on the Consolidated Financial Statements has not yet been determined.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is to be adopted by the Company effective June 1, 2007. Management is evaluating the effect, if any, of adopting of FIN 48 on the Consolidated Financial Statements for fiscal year end May 31, 2008.

In June 2006, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections", or SFAS 154, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principles, and changes for accounting and reporting of a change in accounting principle. SFAS requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impractical to do so. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2006. The Company does not expect the adoption of SFAS 154 to have a material impact on the financial position or results of operations except to the extent that the statement requires retroactive application in circumstances that would previously have been effected in the period of change under APB No. 20.

Note 2 - Cash Segregated Under Federal and Other Regulations

Cash in the amount of $1,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. There was no requirement at May 31, 2007.

Note 3 - Securities Owned, at Market Value

Securities owned consist of trading securities at quoted market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate obligations	$ 5,618,702	$ 905,837
State and municipal obligations	7,515,389	-
Treasury obligations	504,140	-
	$ 13,638,231	$ 905,837

Note 4 - Collateral Loans Payable

Short-term bank loans of $9,600,000 bearing interest at a fluctuating rate based upon the broker call rate (average rate of 6.4% at May 31, 2007) are fully collateralized by securities owned by the Company or customer unpaid securities pledged.

Note 5 - Subordinated Borrowings

Effective January 6, 2006, the Company borrowed $400,000 from the principal stockholder and obtained approval by the NASD for the issuance of a subordinated loan agreement payable on December 31, 2007, with annual interest at 4%. Total interest expense for the period was $16,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the cash subordinated loan agreement due on December 31, 2007.

Note 6 - Related Party Transaction

The Company owes its principal stockholder $1,000,000. The loan is payable on demand, bearing interest at 4% per annum. Total interest expense for the year amounted to $40,000.

Note 7 - Commitments and Contingencies

Lease Commitment

Effective June 1, 2007, the Company renewed its lease agreement for office space scheduled to expire on May 31, 2012 with an option to cancel after May 31, 2010. Rent expense, including utilities, etc., approximated $294,600 for the year. The future minimum annual rental payments, excluding escalation costs, for the years ending May 31 are as follows:

Year Ending	Amount
2008	$ 215,938
2009	235,569
2010	235,569
2011	215,938
2012	215,938
	$ 1,118,952

Legal Matters

The Company is a defendant in a certain lawsuit that arose out of, and is incidental to its business. During the year, the Company reached a final settlement agreement related to the legal action in exchange for full release of all claims awaiting finalization of a plan of distribution in accordance with the Court's order. The settlement amount of $400,000, reflected as a liability in the Company's financial statements at May 31, 2007, is expected to be paid by December 31, 2007.

Note 8 - Profit Sharing Plan and 401(k) Plan

The Company has a voluntary defined contribution profit sharing plan and 401(k) plan. No contribution was accrued for the year ended May 31, 2007.

Note 9 - Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has recorded a deferred tax asset totaling $143,407 net of a valuation allowance of $16,593, mainly arising from certain settlement costs which remain unpaid at May 31, 2007. Also, the Company has recorded recoverable federal income taxes of approximately $46,000 due mainly from tax overpayments in year ended May 31, 2004.

The income tax provision of approximately $75,000 consists of $30,000 and $45,000 representing federal, aggregate state and city income taxes, respectively.

Note 10 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of May 31, 2007, the Company's net capital ratio was 74% and the Company had net capital of $2,379,122, which exceeded the requirement of $250,000 by $2,129,122. Also, the Company is a member of Depository Trust Clearing Corporation ("DTC") which requires a minimum net capital of $1,000,000.

Note 11 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. Customers' securities transactions are transacted on a cash basis. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased. These transactions may expose the Company to off-balance-sheet risk to fully cover losses which customers may incur. Should the customer be unable to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement date basis in accordance with industry practice. The risk of loss associated with transactions executed, but not yet settled is similar to settled transactions in that it relates to customers and brokers inabilities to meet the terms of their contracts.

Note 11 - Financial Instruments with Off-Balance-Sheet Risk (Continued)

The Company's customer financing and securities settlement activities requires the Company to pledge customer securities as collateral in support of secured financing sources such as bank loans. In the event the counterparty is unable to meet its obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control this risk by monitoring collateral values on a daily basis and requiring either the infusion of additional collateral or the reduction of securities positions, when necessary, as well as establishing credit limits.

Included in receivable from and payable to brokers, dealers and clearing organizations are amounts payable and receivable upon receipt or delivery of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral, when necessary.

The Company, at times, maintains cash balances at financial institutions in excess of federal insured limits.

A copy of the Company's Statement of Financial Condition as at May 31, 2007, pursuant to SEC rule 17a-5, is available for inspection at the regional office of the Securities and Exchange Commission and at the principal office of the Company.

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway, Suite 955
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Officers and Directors of
Stoever Glass & Co., Inc.
30 Wall Street
New York, NY 10005

Our report on our audit of the basic financial statement of Stoever Glass & Co., Inc. for the year ended May 31, 2007 was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Todman & Co., CPA, PC

New York, New York
July 25, 2007

STOEVER, GLASS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
MAY 31, 2007

Total stockholders' equity		$ 3,750,311
Subordinated borrowings		400,000
Total		4,150,311
Deductions		
Nonallowable assets	$ 321,552	
Defaulted securities	31,713	
Capital charges pursuant to SEC rule 15c3-1:		
Firm securities, including undue concentration	1,257,101	
Failed to deliver	59,880	
Failed to receive	3,037	
Optional 4% customer charge on bank loans	27,906	
Fidelity bond	70,000	
Total deductions		1,771,189
Net capital		2,379,122
Minimum net capital required		
Greater of 6 2/3% of aggregate indebtedness of $1,766,234 or $250,000		250,000
Capital in excess of minimum requirement		$ 2,129,122
Capital ratio (maximum allowance 1500%)		
Aggregate indebtedness	$ 1,766,234	= 74%
Divided by: Net capital	2,379,122	
Aggregate indebtedness		
Payable to customers	$ 134,340	
Loan payable to stockholder	1,000,000	
Other liabilities and accrued expenses	631,894	
Total	$ 1,766,234	

END

There were no material differences between the audited computation of net capital under rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 amended focus report. Accordingly, no reconciliation is necessary.